Mail Stop 3561

August 26, 2009

James H. Miller, Chief Executive Officer
PPL Corporation
Two North Ninth Street
Allentown, Pennsylvania 18101-1179

      Re: **PPL Corporation**
            Correspondence Submitted on August 13, 2009 Regarding
            Form 10-K for Year Ended December 31, 2008
            Filed February 27, 2009
            Definitive Proxy Statement on Schedule 14A
            Filed April 8, 2009
            Form 8-K
            Filed September 16, 2008
            File No. 1-11459

            PPL Electric Utilities Corporation
            Form 10-K for Year Ended December 31, 2008
            Filed February 27, 2009
            Definitive Information Statement on Schedule 14C
            Filed April 28, 2009
            File No. 1-00905

Dear Mr. Miller:

      We have reviewed your letter dated August 13, 2009 in response to our comment letter dated July 16, 2009 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply with our comments by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1. We note your responses to comments 3, 4, and 8 in our letter dated July 16, 2009. In those responses, you state that in future filings you will comply with our comments. Please provide us with your intended disclosure for the future filings.

PPL Corporation

Form 8-K

2. We note your response to comment 1 in our letter dated July 16, 2009. While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Therefore, we reissue that comment and again ask you to review your material agreement and file an amended current report on Form 8-K that includes the schedules and exhibits to the Credit Agreement.

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Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Elizabeth Stevens Duane, Esq.
        PPL Services Corporation
        Via Facsimile